Exhibit 3.1

GALERA THERAPEUTICS, INC.

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES B NON-VOTING CONVERTIBLE PREFERRED STOCK

Galera Therapeutics, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State Delaware (as amended, the “DGCL”), hereby certifies as follows:

1. The Corporation’s Certificate of Designation of Preferences, Rights, and Limitations of Series B Non-Voting Convertible Preferred Stock (the “Certificate of Designation”) was filed with the Secretary of State of the State of Delaware on December 30, 2024.

2. Pursuant to the provisions of Sections 151 and 242 of the DGCL and the authority vested in the board of directors of the Corporation (the “Board”) by the Restated Certificate of Incorporation of the Corporation filed with the Secretary of State of the State of Delaware on November 12, 2019 (the “Restated Certificate”), the Board has duly adopted resolutions providing for the amendment of the Certificate of Designation as provided for hereunder.

3. Pursuant to a resolution of the Board, this Certificate of Amendment was submitted to the holders of the Series B Non-Voting Convertible Preferred Stock of the Corporation for their consent in accordance with the Certificate of Designation, and was duly adopted.

4. This Certificate of Amendment hereby amends the Certificate of Designation by inserting a new Section 6.6 that reads as follows:

“6.6 Mandatory Conversion. At any time, in the sole discretion of the Board of Directors, the Corporation may elect to convert, in whole or in part, outstanding shares of Series B Non-Voting Preferred Stock into a number of shares of Common Stock calculated based on the Conversion Ratio (a “Mandatory Conversion”). The Corporation shall effect any Mandatory Conversion by delivering to each Holder a written notice (a “Mandatory Conversion Notice”) at least one (1) Trading Day prior to the date specified therein for such conversion (the “Mandatory Conversion Date”), which Mandatory Conversion Notice shall (a) state that the Corporation is exercising its right to effect a Mandatory Conversion pursuant to this Section 6.6, (b) specify the Mandatory Conversion Date, and (c) set forth the number of shares of Series B Non-Voting Preferred Stock to be converted and the number of shares of Common Stock to result from such conversion on the Mandatory Conversion Date. Except as expressly provided in this Section 6.6, the mechanics and timing for the issuance and delivery of the shares of Common Stock issuable upon a Mandatory Conversion shall be as set forth in Section 6.4, mutatis mutandis, as if the Holder had delivered a Notice of Conversion on the Mandatory Conversion Date. The provisions of Section 6.3, including the Beneficial Ownership Limitation, shall not apply to any Mandatory Conversion pursuant to this Section 6.6.

* * * * * * *

IN WITNESS WHEREOF, the Corporation has executed this Certificate of Amendment to Certificate of Designation as of February 12, 2026.

GALERA THERAPEUTICS, INC.

By:	/s/ J. Mel Sorensen
Name: J. Mel Sorensen
Title: President and Chief Executive Officer